Jon C. Avina +1 650 843 5307 javina@cooley.com

September 23, 2022

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Trade & Services

100 F Street, N.E.

Washington, D.C. 20549

Attn:	Alyssa Wall

Erin Jaskot

Suying Li

Theresa Brillant

Re:	Maplebear Inc.

Draft Registration Statement on Form S-1 and Amendment No. 2 thereto

Submitted May 11, 2022 and August 22, 2022

CIK No. 0001579091

Ladies and Gentlemen:

On behalf of Maplebear Inc. (the “Company”), we are providing this letter in response to the comments (the “Comments”) received from the staff of the U.S. Securities and Exchange Commission’s Division of Corporation Finance (the “Staff”) by letter dated June 9, 2022 (the “June Letter”) with respect to the Company’s Draft Registration Statement on Form S-1, confidentially submitted on May 11, 2022, and by letter dated September 13, 2022 (the “September Letter”) with respect to the Company’s Amendment No. 2 to Draft Registration Statement on Form S-1, confidentially submitted on August 22, 2022. The Company is concurrently and confidentially submitting a revised Draft Registration Statement on Form S-1, which includes changes that reflect the responses to the Comments (the “Amended Draft Registration Statement”).

Set forth below are the Company’s responses to the Comments. The numbering of the paragraphs below corresponds to the numbering of the Comments in the June Letter and the September Letter, as applicable, which for your convenience we have incorporated into this response letter. Page references in the text of the Company’s responses correspond to the page numbers of the Amended Draft Registration Statement, as submitted on the date hereof.

Staff’s Comments and Company’s Responses to June Letter

Draft Registration Statement on Form S-1 Submitted May 11, 2022

For Shoppers, page 12

7.

You disclose that “[w]e recognize hard work and reward the strongest shoppers with impactful incentives that help them stand out to their customers, increase their access to earnings, and reach their personal goals.” In an appropriate place in your prospectus, please describe the incentives you offer to shoppers.

Cooley LLP    3175 Hanover Street    Palo Alto, CA    94304-1130

t: (650) 843-5000 f: (650) 849-7400 cooley.com

U.S. Securities and Exchange Commission

September 23, 2022

Page Two

The Company has revised the disclosure on page 206 of the Amended Draft Registration Statement to address the Staff’s comment.

Staff’s Comments and Company’s Responses to September Letter

Amendment No. 2 to Draft Registration Statement on Form S-1 Submitted August 22, 2022

Market, Industry and Other Data, page 81

1.

Please tell us whether you commissioned the Yipit Data for use connection with this offering. If so, please file Yipit’s consent as an exhibit to the registration statement as required by Section 7 of the Securities Act and Securities Act Rule 436, and please delete the disclaimer on page 82 which seeks to limit YipitData’s liability for the data and information.

The Company respectfully advises the Staff that it did not commission the Yipit Data for use in connection with this offering.

Use of Proceeds, page 83

2.

Please disclose the approximate amount of net proceeds that will be used to satisfy the anticipated tax withholding and remittance obligations relating to the settlement of certain outstanding RSUs. See Item 504 of Regulation S-K.

The Company has revised the disclosure on pages 18 and 84 of the Amended Draft Registration Statement to address the Staff’s comment.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Our Financial Model

Core Principles of Our Financial Model, page 95

3.

We note your response to comment 2, however we continue to believe that you should disclose the number or percentage of your customers that are Instacart+ members for prior periods, particularly given your disclosure comparing the changes in the percentage of your total GTV generated from orders from Instacart+ members over time. Where you include such disclosure, you may also disclose how the changes in the percentage of customers that are Instacart+ members may not necessarily be indicative of overall trends, performance, or growth, to the extent accurate.

The Company has revised the disclosure on pages 11-12, 99, and 200 of the Amended Draft Registration Statement to address the Staff’s comment.

4.

Please tell us why you believe it is appropriate to highlight a compound annual growth rate for average monthly gross profit of 45% from year 1 to year 3, as you do on page 101. We note that this is largely driven by the 2019 cohort, which is the only cohort included in each of the three years presented. We note that the percentage increase in year 1 to year 2 is significantly larger for the 2019 cohort than other cohorts. Please revise to present a more balanced picture of the changes in average monthly gross profit for your cohorts overall.

Cooley LLP    3175 Hanover Street    Palo Alto, CA    94304-1130

t: (650) 843-5000 f: (650) 849-7400 cooley.com

U.S. Securities and Exchange Commission

September 23, 2022

Page Three

The Company has revised the disclosure on page 104 of the Amended Draft Registration Statement to address the Staff’s comment. The Company further advises the Staff that, as disclosed in the footnote to the chart on pages 104-105 of the Amended Draft Registration Statement, average monthly GAAP gross profit for each cohort year is weighted by the size of the applicable cohort on the basis of monthly active orderers. As such, given that the 2020 and 2021 customer cohorts are significantly larger than the 2019 cohort, the Company believes that the 2019 cohort’s impact on average monthly GAAP gross profit for year 1 and year 2 is appropriately tempered despite the 2019 cohort’s relatively larger percentage increase in annual gross profit in year 1 to year 2.

Market Share among Digital-First Platform, page 154

5.	Please indicate the number of consumers surveyed by YipitData to produce the data shown here, as well as the method of selecting such consumers.

The Company has revised the disclosure on pages 158-160 of the Amended Draft Registration Statement to address the Staff’s comment. The Company respectfully advises the Staff that, as disclosed on pages 158-160 of the Amended Draft Registration Statement, YipitData’s affiliate collected transaction data for all consumers on each online grocery platform who opted to provide YipitData’s affiliate with such data. YipitData’s affiliate did not utilize any other selection criteria or parameters, other than the time periods shown in the charts.

*            *             *

Please contact me at (650) 843-5307, Jonie Kondracki at (415) 693-5307, or Milson Yu at (650) 843-5296 with any questions or further comments regarding our responses to the Staff’s Comments.

Sincerely,

Cooley LLP

/s/ Jon C. Avina
Jon C. Avina

cc:	Fidji Simo, Maplebear Inc.
Morgan Fong, Maplebear Inc.
Bradley Libuit, Maplebear Inc.
Hyun Jee Son, Maplebear Inc.
Rachel Proffitt, Cooley LLP
Jonie Kondracki, Cooley LLP
Milson Yu, Cooley LLP
Ian D. Schuman, Latham & Watkins LLP
Stelios G. Saffos, Latham & Watkins LLP
Brittany D. Ruiz, Latham & Watkins LLP

Cooley LLP    3175 Hanover Street    Palo Alto, CA    94304-1130

t: (650) 843-5000 f: (650) 849-7400 cooley.com